Investment Company Act File No. 811-22763

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☒

AMENDMENT NO. 17 ☒

CPG CARLYLE COMMITMENTS FUND, LLC

(Exact Name of Registrant as Specified in its Charter)

125 West 55th Street
New York, New York 10119
(Address of Principal Executive Offices)

Registrant's Telephone Number, including Area Code: (212) 317-9200

Mitchell A. Tanzman
c/o Central Park Advisers, LLC
125 West 55th Street
New York, New York 10019
(Name and Address of Agent for Service)

Copy to:

Stuart H. Coleman, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036
(212) 969-3000

Check each box that appropriately characterizes the Registrant:

☒       Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 ("Investment Company Act")).

☐       Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐       Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐       A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐       Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act of 1933 (the "Securities Act")).

☐       Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934.

☐       If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐       New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

This Registration Statement has been filed by Registrant pursuant to Section 8(b) of the Investment Company Act. However, interests in the Registrant are not being registered under the Securities Act since such interests will be issued solely in private placement transactions which do not involve any "public offering" within the meaning of Section 4(a)(2) of the Securities Act. Investment in the Registrant may be made only by individuals or entities which are "accredited investors" within the meaning of Regulation D under the Securities Act. This Registration Statement does not constitute an offer to sell, or the solicitation of an offer to buy, any interest in the Registrant.

CPG CARLYLE COMMITMENTS FUND, LLC

JULY 2022

Supplement to the Confidential Memorandum

Dated March 30, 2018

A REGISTRATION STATEMENT TO WHICH THE CONFIDENTIAL MEMORANDUM RELATES HAS BEEN FILED BY CPG CARLYLE COMMITMENTS FUND, LLC (THE "FUND") PURSUANT TO SECTION 8(B) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED. HOWEVER, CLASS A AND CLASS I UNITS OF BENEFICIAL INTEREST (THE "UNITS") OF THE FUND ARE NOT REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), SINCE SUCH UNITS ARE ISSUED SOLELY IN PRIVATE PLACEMENT TRANSACTIONS WHICH DO NOT INVOLVE ANY "PUBLIC OFFERING" WITHIN THE MEANING OF SECTION 4(A)(2) OF THE 1933 ACT. INVESTMENTS IN THE FUND MAY BE MADE ONLY BY INDIVIDUALS OR ENTITIES THAT ARE "ACCREDITED INVESTORS" WITHIN THE MEANING OF REGULATION D UNDER THE 1933 ACT. THE CONFIDENTIAL MEMORANDUM DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, ANY UNITS. UNITS OF THE FUND ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK OR OTHER INSURED FINANCIAL INSTITUTION, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY. THE FUND IS AN ILLIQUID INVESTMENT. INVESTORS HAVE NO RIGHT TO REQUIRE THE FUND TO REDEEM THEIR UNITS.

THE CARLYLE GROUP INC. (AND ITS AFFILIATES) (COLLECTIVELY, "CARLYLE") IS NOT AN ADVISER OR AFFILIATE OF THE FUND OR CPG CARLYLE COMMITMENTS MASTER FUND, LLC (THE "MASTER FUND"). FURTHERMORE, NEITHER THE FUND NOR THE MASTER FUND IS SPONSORED, ENDORSED, SOLD OR PROMOTED BY CARLYLE. CARLYLE MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF UNITS OF THE FUND, THE OWNERS OF INTERESTS IN THE MASTER FUND OR ANY OTHER PERSON REGARDING THE ADVISABILITY OF INVESTING IN THE FUND OR THE MASTER FUND. CERTAIN INFORMATION IN THE CONFIDENTIAL MEMORANDUM RELATING TO CARLYLE AND THE UNDERLYING CARLYLE FUNDS HAS BEEN DERIVED BY THE FUND FROM MATERIALS FURNISHED BY CARLYLE. CARLYLE MAKES NO REPRESENTATION REGARDING, AND EXPRESSLY DISCLAIMS ANY LIABILITY OR RESPONSIBILITY TO ANY RECIPIENT OF THE CONFIDENTIAL MEMORANDUM FOR, SUCH INFORMATION OR ANY OTHER INFORMATION SET FORTH THEREIN OR HEREIN. FURTHER, CARLYLE HAS NO OBLIGATION TO TAKE THE NEEDS OF THE OWNERS OF UNITS OF THE FUND, OR THE OWNERS OF INTERESTS IN THE MASTER FUND, INTO CONSIDERATION WHEN MANAGING THE UNDERLYING CARLYLE FUNDS.

BY ACQUIRING UNITS OF THE FUND, AN INVESTOR ACKNOWLEDGES AND AGREES THAT: (I) ANY INFORMATION PROVIDED BY THE FUND, CENTRAL PARK ADVISERS, LLC, THE FUND'S INVESTMENT ADVISER (THE "ADVISER"), OR ANY AFFILIATES THEREOF (INCLUDING INFORMATION SET FORTH IN THE CONFIDENTIAL MEMORANDUM) IS NOT A RECOMMENDATION TO INVEST IN THE FUND AND THAT NONE OF THE FUND, THE ADVISER OR ANY AFFILIATES THEREOF IS UNDERTAKING TO PROVIDE ANY INVESTMENT ADVICE TO THE INVESTOR (IMPARTIAL OR OTHERWISE), OR TO GIVE ADVICE TO THE INVESTOR IN A FIDUCIARY CAPACITY IN CONNECTION WITH AN INVESTMENT IN THE FUND AND, ACCORDINGLY, NO PART OF ANY COMPENSATION RECEIVED BY THE ADVISER IS FOR THE PROVISION OF INVESTMENT ADVICE TO THE INVESTOR; AND (II) THE ADVISER HAS A FINANCIAL INTEREST IN THE INVESTOR'S INVESTMENT IN THE FUND ON ACCOUNT OF THE FEES IT EXPECTS TO RECEIVE FROM THE FUND AS DISCLOSED IN THE CONFIDENTIAL MEMORANDUM, THE FUND'S LIMITED LIABILITY COMPANY AGREEMENT, AS AMENDED FROM TIME TO TIME, AND ANY OTHER FUND GOVERNING DOCUMENTS.

CPG Carlyle Commitments Fund, LLC Supplement

July 2022

The information set forth below supplements and supersedes any contrary information contained in the Confidential Memorandum dated March 30, 2018, as amended or supplemented from time to time (the "Memorandum") of CPG Carlyle Commitments Fund, LLC (the "Fund"). Prospective Investors are urged to read carefully the Fund's Memorandum and Limited Liability Company Agreement, as amended and restated from time to time. Capitalized terms not otherwise defined herein shall have the same meaning as provided in the Memorandum. If the prospective Investor wishes to invest in the Fund, the Investor must complete, execute and return the Fund's Investor Application/Subscription Agreement.

Terms not defined in this Supplement are used with the meanings ascribed to them in the Memorandum.

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The section of the Memorandum entitled "Repurchases of Units and Transfers—Repurchases of Units" is amended and restated in its entirety as set forth below. The section of the Memorandum entitled “Summary of Terms—Repurchase of Units by the Fund” is revised to the extent inconsistent with the section below.

Repurchases of Units

The Fund, from time to time, may provide liquidity to Investors by offering to repurchase Units pursuant to written tenders by Investors. Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Board of Directors, in its sole discretion. Investors tendering Units for repurchase must do so by a date specified in the notice describing the terms of the repurchase offer, which will be on the applicable Tender Offer Expiration Date (as defined below). Investors that elect to tender their Units in the Fund will not know the price at which such Units will be repurchased until after that date.

Since all or substantially all of the Fund's assets are invested in the Master Fund, the Fund will generally find it necessary to liquidate a portion of its Master Fund Interests in order to satisfy repurchase requests. Because Master Fund Interests may not be transferred, the Fund may withdraw a portion of its Master Fund Interest only pursuant to repurchase offers by the Master Fund. Therefore, the Fund does not expect to conduct a repurchase offer of Units unless the Master Fund contemporaneously conducts a repurchase offer for Master Fund Interests.

In determining whether the Fund should offer to repurchase Units, the Board of Directors will consider the recommendations of the Adviser as to the timing of such an offer, as well as a variety of operational, business and economic factors. The Adviser anticipates that, generally, the Adviser will recommend to the Board that the Fund offer to repurchase Units from Investors on a quarterly basis, with such repurchases to occur at the value of Units determined as of each March 31, June 30, September 30 and December 31 (or, if any such date is not a business day, on the immediately preceding business day) (each such date is referred to as a "Tender Offer Valuation Date"). The Adviser expects that, generally, it will recommend to the Board that each repurchase offer made during the calendar quarters (i.e., quarters ending March 31, June 30, September 30 and December 31) should apply to no more than 5% of the net assets of the Fund. Each repurchase offer will generally commence approximately 60 days prior to the Tender Offer Valuation Date and expire at least 20 business days after commencement (the “Tender Offer Expiration Date”).

In determining whether to accept a recommendation to conduct a repurchase offer at any such time, the Board of Directors will consider the following factors, among others:

• whether any Investors have requested to tender Units to the Fund;

• the liquidity of the Fund's assets (including fees and costs, if any, associated with disposing of the Fund's interests in underlying Investment Funds);

• the investment plans and working capital and reserve requirements of the Fund;

• the relative economies of scale of the tenders with respect to the size of the Fund;

• the history of the Fund in repurchasing Units;

• the availability of information as to the value of the Fund's investments in underlying Investment Funds;

• the existing conditions of the securities markets and the economy generally, as well as political, national or international developments or current affairs;

• any anticipated tax consequences to the Fund of any proposed repurchases of Units; and

• the recommendations of the Adviser.

The Fund will repurchase Units from Investors pursuant to written tenders on terms and conditions that the Board of Directors determines to be fair to the Fund and to all Investors. When the Board of Directors determines that the Fund will repurchase Units, notice will be provided to Investors describing the terms of the offer, containing information Investors should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Investors deciding whether to tender their Units during the period that a repurchase offer is open may obtain the Fund's net asset value per unit by contacting the Adviser during the period.

If a repurchase offer is oversubscribed by Investors who tender Units, the Board may: (i) repurchase a pro rata portion of the Units tendered; (ii) increase the number of Units to be repurchased in accordance with Rule 13e-4 under the Exchange Act; (iii) extend the repurchase offer, if necessary, and increase the amount of Units that the Fund is offering to purchase; or (iv) take any other action permitted by applicable law and the LLC Agreement. As a result, in any particular repurchase offer, tendering Investors may not have all of their tendered Units repurchased by the Fund. In addition, the Fund may repurchase Units of Investors if, among other reasons, the Board determines that such repurchase would be in the interests of the Fund.

Repurchases will be effective after receipt and acceptance by the Fund of eligible written tenders of Units from Investors.

The Fund does not impose any charges in connection with repurchases of Units unless the Unit is held for less than one year. A 2% early repurchase fee will be charged by the Fund with respect to any repurchase of Units from an Investor at any time prior to the day immediately preceding the one-year anniversary of the Investor's purchase of the Units. The early repurchase fee will be retained by the Fund and will be for the benefit of the Fund's remaining Investors. Units tendered for repurchase will be treated as having been repurchased on a "first in –first out" basis. Units will be repurchased by the Fund after the Management Fee has been deducted from the Fund's assets as of the end of the quarter in which the repurchase occurs (i.e., the accrued Management Fee for the quarter in which Units are to be repurchased is deducted before effecting the repurchase).

Each tendering Investor will receive an amount in cash equal to the net asset value, as of the respective Tender Offer Valuation Date, of the Investor's tendered Units. Payment for the tendered Units will be made as promptly as practicable (generally expected to be approximately 35 days) after the applicable Tender Offer Valuation Date.

If the Fund’s repurchase procedures must be revised in order to comply with regulatory requirements, the Board of Directors will adopt modified procedures reasonably designed to provide Investors substantially the same liquidity for Units as would be available under the procedures described above. The Fund may not be able to guarantee liquidity to Investors through repurchase offers, as the Master Fund may be limited in its ability to liquidate its holdings in Investment Funds to meet repurchase requests. Repurchase offers principally will be funded by cash, cash equivalents or borrowings, as well as by the sale of certain liquid securities. Accordingly, the Fund may need to suspend or postpone repurchase offers if it (or the Master Fund) is required to dispose of interests in Investment Funds and is not able to do so in a timely manner.

As described above, in certain circumstances the Board or the Master Fund Board may determine not to conduct a repurchase offer, or to conduct a repurchase offer of more or less than 5% of the Fund’s or the Master Fund’s net assets. For example, during periods of financial market stress, the Master Fund Board may determine that some or all of the Master Fund investments cannot be liquidated at their fair value, making a determination not to conduct repurchase offers more likely.

The Fund may be required to liquidate portfolio holdings earlier than the Adviser would have desired in order to meet the repurchase requests. Such necessary liquidations may potentially result in losses to the Fund, and may increase the Fund’s investment related expenses as a result of higher portfolio turnover rates. The Adviser intends to take measures, subject to policies as may be established by the Board of Directors, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of Units. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect investors who do not tender their Units in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income.

An Investor tendering for repurchase only a portion of its Units must maintain an investment balance of at least $25,000 after the repurchase is effected. If an Investor tenders an amount that would cause the Investor’s investment balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from the Investor so that the required minimum balance is maintained. The Fund also may repurchase all of the Investor’s Units in the Fund.

The Fund may, at any time, repurchase from Investors involuntarily Units at their then net asset value in accordance with the LLC Agreement and Section 23 of the 1940 Act, and any applicable rules thereunder. In the event that the Adviser or any of its affiliates holds Units in the capacity of an Investor, the Units may be tendered for repurchase in connection with any repurchase offer made by the Fund.

The section of the Memorandum entitled "Types of Investments and Related Risk Factors—General Risks" is supplemented as follows:

Market Risk. Market risks—including political, regulatory, market, economic and social developments and developments that impact specific economic sectors, industries or segments of the market—can affect: (i) the value of the Fund's investments in Investment Funds and the Fund's underlying investments, which may become more difficult to value; (ii) the timing of realizations; (iii) the availability of credit; and (iv) the length of time investments are held. In addition, turbulence and reduced liquidity in financial markets may negatively affect Investment Managers, Investment Funds and issuers, which could adversely affect the Fund. Global economies and financial markets are becoming increasingly interconnected, and conditions and events in one country, region or market may adversely impact issuers in a different country, region or market. These risks may be magnified if certain events or developments adversely interrupt the global supply chain, and could affect companies worldwide. Recent examples include the invasion of the Ukraine by Russia; increasing global interest rates and the risk of economic recessions; and pandemic risks related to COVID-19 and the aggressive measures taken in response by (i) governments, including closing borders, restricting travel and imposing prolonged quarantines of, or similar restrictions on, large populations, and (ii) businesses, including forced or voluntary closures, changes to operations and reductions of staff. The effects of COVID-19 have contributed to increased volatility in global financial markets and likely will affect certain countries, regions, companies, industries and market sectors more dramatically than others. The COVID-19 pandemic has had, and any other outbreak of an infectious disease or serious environmental or public health concern could have, a significant negative impact on economic and market conditions, could exacerbate pre-existing political, social and economic risks in certain countries or regions and could trigger a prolonged period of global economic slowdown, which may impact the Fund and its underlying investments. It is not known how long the impact of these events will, or future impacts of other significant events would, last or their severity. To the extent the Fund's underlying investments are overweight in certain countries, regions, companies, industries or market sectors, such positions will increase the risk of loss from adverse developments affecting those countries, regions, companies, industries or sectors.

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If you have any questions, or already have completed an Investor Application/Subscription Agreement in connection with subscribing for Units and wish to discuss further your investment with the Adviser, please feel free to contact the Adviser at (212) 317-9200.

Other than Macquarie Bank Limited ABN 46 008 583 542 ("Macquarie Bank"), any Macquarie Group entity noted in this document is not an authorized deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia). The obligations of these other Macquarie Group entities do not represent deposits or other liabilities of Macquarie Bank. Macquarie Bank does not guarantee or otherwise provide assurance in respect of the obligations of these other Macquarie Group entities. In addition, if this document relates to an investment, (a) the investor is subject to investment risk including possible delays in repayment and loss of income and principal invested and (b) none of Macquarie Bank or any other Macquarie Group entity guarantees any particular rate of return on or the performance of the investment, nor do they guarantee repayment of capital in respect of the investment.

PART C. OTHER INFORMATION

Item 25. Financial Statements and Exhibits.

1.	Financial Statements:

The audited financial statements of each of the Registrant and CPG Carlyle Commitments Master Fund, LLC for the fiscal year ended March 31, 2021, including the reports of the Registrant's and CPG Carlyle Commitments Master Fund, LLC's independent registered public accounting firm, and the unaudited financial statements of each of the Registrant and CPG Carlyle Commitments Master Fund, LLC for the semi-annual period ended September 30, 2021, are incorporated by reference to the Registrant's Annual Report and Semi-Annual Report, respectively.

2.	Exhibits:

	(a)(1)	Certificate of Formation is incorporated by reference to Exhibit (a)(1) of the Registration Statement on Form N-2 (Reg. No. 811-22763), filed on October 30, 2012 (the "Registration Statement").

	(a)(2)	Certificate of Amendment is incorporated by reference to Exhibit (a)(2) of Amendment No. 6 to the Registration Statement, filed on March 22, 2017 ("Amendment No. 6").

	(a)(3)	Certificate of Amendment is incorporated by reference to Exhibit (a)(3) of Amendment No. 6.

	(a)(4)	Form of Second Amended and Restated Limited Liability Company Agreement, dated March 16, 2017 is incorporated by reference to Exhibit (a)(4) of Amendment No. 6.

	(b)	Not Applicable

	(c)	Not Applicable

	(d)(1)	Rule 18f-3 Plan is incorporated by reference to Exhibit (d)(1) of Amendment No. 3 to the Registration Statement, filed on November 25, 2015 ("Amendment No. 3").

	(d)(2)	See Item 25(2)(a)(4)

	(e)	Not Applicable

	(f)	Not Applicable

	(g)	Form of Investment Advisory Agreement is incorporated by reference to Exhibit (g) of Amendment No. 15 to the Registration Statement, filed on March 14, 2022 ("Amendment No. 15").

	(h)(1)	Form of Placement Agency Agreement is incorporated by reference to Exhibit (h)(1) of Amendment No. 3.

	(h)(2)	Form of Servicing and Sub-Placement Agency Agreement is incorporated by reference Exhibit (h)(2) of Amendment No. 8 to the Registration Statement, filed on April 10, 2018.

(h)(3)	Form of Distribution Plan, as amended and restated, is incorporated by reference to Exhibit (h)(3) of Amendment No. 6.

(i)	Not Applicable

(j)(1)	Form of Amended and Restated Custody Agreement is incorporated by reference to Exhibit (j) of Amendment No. 3.

(j)(2)	Form of Amendment to Amended and Restated Custody Agreement is incorporated by reference to Exhibit (j)(2) of Amendment No. 10 to the Registration Statement, filed on April 7, 2020 ("Amendment No. 10").

(k)(1)	Form of Services Agreement is incorporated by reference Exhibit (k)(1) of Amendment No. 9 to the Registration Statement, filed on July 19, 2019.

(k)(2)	Form of Escrow Agreement with respect to Class A Units of Beneficial Interest is incorporated by reference to Exhibit (k)(2) of Amendment No. 10.

(k)(3)	Form of Escrow Agreement with respect to Class I Units of Beneficial Interest is incorporated by reference to Exhibit (k)(3) of Amendment No. 10.

(l)	Not Applicable

(m)	Not Applicable

(n)	Not Applicable

(o)	Not Applicable

(p)	Not Applicable

(q)	Not Applicable

(r)(1)	Code of Ethics of the Registrant, as revised November 19, 2021, is incorporated by reference to Exhibit (r)(1) of Amendment No. 14 to the Registration Statement, filed on December 30, 2021 ("Amendment No. 14").

(r)(2)	Code of Ethics of Central Park Advisers, LLC, updated September 2021, is incorporated by reference to Exhibit (r)(2) of Amendment No. 14.

Item 26. Marketing Arrangements: Not Applicable.

Item 27. Other Expenses of Issuance and Distribution:*

Legal fees
Blue Sky fees
Printing
Miscellaneous

Total

*	Incorporated by reference to Amendment No. 1.

Item 28. Persons Controlled by or Under Common Control with Registrant:

No person is directly or indirectly under common control with the Registrant, except that the Registrant may be deemed to be controlled by Central Park Advisers, LLC, the adviser of the Registrant (the "Adviser"). Information regarding the ownership of the Adviser is set forth in its Form ADV as filed with the Securities and Exchange Commission (the "SEC") (File No. 801-67480), and is incorporated herein by reference.

Item 29. Number of Holders of Securities as of January 31, 2022:

Title of Class	Number of Record Holders

Class A Units of Beneficial Interest	3,938
Class I Units of Beneficial Interest	2,627

Item 30. Indemnification:

Reference is made to Section 3.7 of the Registrant's Second Amended and Restated Limited Liability Company Agreement (the "LLC Agreement"), filed as Exhibit (a)(4) to Amendment No. 6, and to Paragraph 7 of the Registrant's Investment Advisory Agreement (the "Investment Advisory Agreement"), filed as Exhibit (g) to Amendment No. 15. The Registrant hereby undertakes that it will apply the indemnification provisions of the LLC Agreement and the Investment Advisory Agreement in a manner consistent with Release 40-11330 of the SEC under the Investment Company Act of 1940, as amended (the "1940 Act"), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect.

The Registrant maintains insurance on behalf of any person who is or was an independent director, officer, employee or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Item 31. Business and Other Connections of Investment Adviser:

A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in the Confidential Memorandum in the section entitled "Management of the Fund." Information as to the members and officers of the Adviser is included in its Form ADV as filed with the SEC (File No. 801-67480), and is incorporated herein by reference.

Item 32. Location of Accounts and Records:

SS&C Technologies, Inc., and its affiliates, DST Asset Manager Solutions, Inc. and ALPS Fund Services, Inc., serve as the Registrant's administrator, and maintain certain required accounting related and financial books and records of the Registrant at 430 W. 7th Street, Kansas City, Missouri 64105-1594 and 1290 Broadway, Suite 1100, Denver, Colorado 80203. The other required books and records are maintained by Central Park Advisers, LLC at 125 West 55th Street, New York, NY 10019.

Item 33. Management Services: Not Applicable.

Item 34. Undertakings: Not Applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 27th day of July, 2022.

CPG CARLYLE COMMITMENTS FUND, LLC

By:	/s/ Mitchell A. Tanzman
Mitchell A. Tanzman
Authorized Person